CSM

Corporate Affairs

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 20 590 63 28
F +31 20 590 63 60
E mariette.mantel@csm.nl
I www.csm.nl

[redacted]

07028855

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Subject CSM nv, (SEC File No. 82-34886)

Date November 30, 2007

PROCESSED
JAN 04 2008
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 10 2007
WASH. D.C.
185

Dear Sirs:

On behalf of CSM nv (the "Company"), we furnish, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "1934 Act"), copy of the following documents:

- Press release November 5, 2007: CSM reports progress share buy-back program
- Press release November 12, 2007: CSM reports progress share buy-back program
- Press release November 19, 2007: CSM reports progress share buy-back program
- Press release November 26, 2007: CSM reports progress share buy-back program

The foregoing documents represent information that CSM is required to provide to its shareholders under the provisions of Dutch law and/or stock exchange listing requirements applicable to CSM. In accordance with Rule 12g3-2(b), these materials are not deemed to be "filed" with the Commission within the meaning of the 1934 Act.

Kindly indicate your receipt of this package by stamping the enclosed copy of this transmittal letter and returning it in the postage-paid envelope provided. Thank you.

Very truly yours,

M. Mantel-Weil

Mariëtte Mantel
CSM nv

1/2/08

Enclosure(s)

CSM

Corporate Communications

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 (0)20 590 62 16
F +31 (0)20 590 62 17
E communications@csm.nl

# Press Release

## CSM REPORTS PROGRESS SHARE BUY-BACK PROGRAM

**Diemen, the Netherlands, 5 November 2007 – CSM reports that in the past trading week it has repurchased 264,000 of its ordinary shares totalling EUR 6,335,748 at a weighted average price of EUR 23.9990 per share.**

Since the start of the buy-back program on 17 September 2007, a total of 2,070,143 ordinary shares have now been repurchased at a weighted average price of EUR 24.1404 per share, totalling EUR 49,974,122.

The aim of the program, which will end on 31 December 2007 at the latest, is to repurchase ordinary shares in CSM up to a maximum value of EUR 100 million.

---

**For more information, please contact:**
**Press:** Mirko Creyghton, Director Corporate Communications, tel. +31 (0)20 5906216 / cell phone +31 6 53527622
**Analysts:** Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906349 / cell phone +44 (0)7767 227506

**Background information:**
CSM is the largest supplier of bakery products worldwide and is global market leader in lactic acid and lactic acid derivatives. CSM produces and distributes an extensive range of bakery products and ingredients for artisan and industrial bakeries and for in-store as well as out-of-home markets. It also produces a variety of lactic acid applications for the food, chemical and pharmaceutical industries. CSM operates in business-to-business markets throughout Europe, North America, South America, and Asia, generates annual sales of € 2.4 billion and has a workforce of around 8,600 employees in 22 countries. CSM is listed on Euronext Amsterdam. For more information: www.csm.nl.

CSM

Corporate Communications

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 (0)20 590 62 16
F +31 (0)20 590 62 17
E communications@csm.nl

# Press Release

## CSM REPORTS PROGRESS SHARE BUY-BACK PROGRAM

**Diemen, the Netherlands, 12 November 2007 – CSM reports that in the past trading week it has repurchased 512,860 of its ordinary shares totalling EUR 12,185,629 at a weighted average price of EUR 23.7601 per share. Included are two 'block trades' of respectively 100,000 ordinary shares at a price of EUR 23.85 per share and 160,000 ordinary shares at a price of EUR 23.80 per share.**

Since the start of the buy-back program on 17 September 2007, a total of 2,583,003 ordinary shares have now been repurchased at a weighted average price of EUR 24.0649 per share, totalling EUR 62,159,751.

The aim of the program, which will end on 31 December 2007 at the latest, is to repurchase ordinary shares in CSM up to a maximum value of EUR 100 million.

---

**For more information, please contact:**
**Press**: Mirko Creyghton, Director Corporate Communications, tel. +31 (0)20 5906216 / cell phone +31 6 53527622
**Analysts**: Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906349 / cell phone +44 (0)7767 227506

**Background information:**
CSM is the largest supplier of bakery products worldwide and is global market leader in lactic acid and lactic acid derivatives. CSM produces and distributes an extensive range of bakery products and ingredients for artisan and industrial bakeries and for in-store as well as out-of-home markets. It also produces a variety of lactic acid applications for the food, chemical and pharmaceutical industries. CSM operates in business-to-business markets throughout Europe, North America, South America, and Asia, generates annual sales of € 2.4 billion and has a workforce of around 8,600 employees in 22 countries. CSM is listed on Euronext Amsterdam. For more information: www.csm.nl.

CSM

Corporate Communications

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 (0)20 590 62 16
F +31 (0)20 590 62 17
E communications@csm.nl

# Press Release

## CSM REPORTS PROGRESS SHARE BUY-BACK PROGRAM

**Diemen, the Netherlands, 19 November 2007 – CSM reports that in the past trading week it has repurchased 343,400 of its ordinary shares totalling EUR 8,149,371 at a weighted average price of EUR 23.7314 per share.**

Since the start of the buy-back program on 17 September 2007, a total of 2,926,403 ordinary shares have now been repurchased at a weighted average price of EUR 24.0258 per share, totalling EUR 70,309,122.

The aim of the program, which will end on 31 December 2007 at the latest, is to repurchase ordinary shares in CSM up to a maximum value of EUR 100 million.

---

**For more information, please contact:**
**Press:** Mirko Creyghton, Director Corporate Communications, tel. +31 (0)20 5906216 / cell phone +31 6 53527622
**Analysts:** Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906349 / cell phone +44 (0)7767 227506

**Background information:**
CSM is the largest supplier of bakery products worldwide and is global market leader in lactic acid and lactic acid derivatives. CSM produces and distributes an extensive range of bakery products and ingredients for artisan and industrial bakeries and for in-store as well as out-of-home markets. It also produces a variety of lactic acid applications for the food, chemical and pharmaceutical industries. CSM operates in business-to-business markets throughout Europe, North America, South America, and Asia, generates annual sales of € 2.4 billion and has a workforce of around 8,600 employees in 22 countries. CSM is listed on Euronext Amsterdam. For more information: www.csm.nl.

CSM

Corporate Communications

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 (0)20 590 62 16
F +31 (0)20 590 62 17
E communications@csm.nl

# Press Release

## CSM REPORTS PROGRESS SHARE BUY-BACK PROGRAM

**Diemen, the Netherlands, 26 November 2007 – CSM reports that in the past trading week it has repurchased 376,300 of its ordinary shares totalling EUR 8,794,212 at a weighted average price of EUR 23.3702 per share.**

Since the start of the buy-back program on 17 September 2007, a total of 3,302,703 ordinary shares have now been repurchased at a weighted average price of EUR 23.9333 per share, totalling EUR 79,103,334.

The aim of the program, which will end on 31 December 2007 at the latest, is to repurchase ordinary shares in CSM up to a maximum value of EUR 100 million.

---

**For more information, please contact:**
**Press**: Mirko Creyghton, Director Corporate Communications, tel. +31 (0)20 5906216 / cell phone +31 6 53527622
**Analysts**: Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906349 / cell phone +44 (0)7767 227506

**Background information:**
CSM is the largest supplier of bakery products worldwide and is global market leader in lactic acid and lactic acid derivatives. CSM produces and distributes an extensive range of bakery products and ingredients for artisan and industrial bakeries and for in-store as well as out-of-home markets. It also produces a variety of lactic acid applications for the food, chemical and pharmaceutical industries. CSM operates in business-to-business markets throughout Europe, North America, South America, and Asia, generates annual sales of € 2.4 billion and has a workforce of around 8,600 employees in 22 countries. CSM is listed on Euronext Amsterdam. For more information: www.csm.nl.

END